Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

MORE POSITIVE DRILL RESULTS FROM
RICHMONT’S MONIQUE PROJECT

MONTREAL, Quebec, Canada, June 22, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont”) is pleased to provide updated drill results from the completed 8,117 metre exploration drill program on the G and J zones of the Monique project (the “Property”), located near Val-d’Or, Quebec.

Highlights:

  Favourable new results obtained from the G Zone include 4.77 g/t Au over 15.3 metres, 2.28 g/t Au over 19.8 metres, 2.81 g/t Au over 17.5 metres, and 3.31 g/t Au over 17.9 metres (true width);

  Condemnation drilling intersects a new gold mineralized zone in the central part of the Property (6.69 g/t Au over 4.40 metres);

  A 12km IPower 3D induced polarization survey identified 2 anomalies that will be drill tested later this year;

  Geotechnical and geomechanical work completed.

Martin Rivard, President and CEO of Richmont Mines commented: “Results from our completed 8,117 metre drill program on the G and J zones of the Monique project continue to be favourable, and provide additional support for our objective of evaluating the potential for a small open pit operation on the Property. All required geotechnical and geomechanical work has been completed, and we will use complete results from the drill campaign to finalize a Regulation 43-101 compliant technical report during the fourth quarter of 2011.”

Drill Results
The 8,117 metre drill program consisted of 47 holes on the G and J zones, two previously identified gold zones on the Property. New results obtained to date from the G Zone are outlined in Table 1 and in the longitudinal section (see link on next page). Pending results from the outstanding 12 holes on the G Zone will be published in the third quarter, along with available drill results from the J Zone.

MORE POSITIVE DRILL RESULTS FROM RICHMONT’S MONIQUE PROJECT

June 22, 2011

TABLE 1
NEW MONIQUE PROPERTY DRILL RESULTS – G ZONE(1)
				True		Vertical Depth
Hole	Length	From	To	Width	Grade(2)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(metres)
MO-112-01	150	121.70	125.00	2.93	8.30	92.00
MO-112-02	171	128.30	139.00	8.41	1.55	115.55
MO-114-01	98	68.70	80.70	10.11	2.45	61.50
MO-114-02	131	79.80	88.90	6.14	3.19	78.59
MO-114-03	177	135.20	144.30	6.92	5.20	123.59
MO-115-01	234	207.20	232.00	18.09	1.88	199.12
MO-118-07	269	149.50	167.10	7.59	5.15	157.90
MO-118-08	189	151.70	170.00	12.99	1.79	147.79
MO-120-01	110	78.10	92.00	11.50	4.45	70.50
MO-120-02	138	133.00	137.60	3.89	3.03	109.37
MO-120-03	190	161.20	167.50	4.65	3.33	146.76
MO-120-04	195	165.60	172.60	5.06	1.56	154.39
MO-120-05	216	177.00	196.00	11.72	3.55	178.89
MO-120-06	180	132.40	150.50	15.02	2.77	116.07
MO-120-07	252	204.20	230.00	17.92	3.31	198.44
MO-120-08	300	227.00	253.00	17.54	2.81	226.11
MO-121-01	152	83.30	96.70	10.44	2.56	77.94
MO-121-02	170	93.40	117.30	16.71	2.54	97.54
MO-121-03	186	113.50	124.00	6.58	4.21	113.90
MO-122-01	125	76.90	99.10	19.79	2.28	66.81
MO-122-02	95	43.00	62.50	16.81	1.55	41.80
MO-122-03	205	164.00	184.30	13.20	2.61	164.45
MO-122-04	252	191.00	211.00	15.28	4.77	178.34
MO-123-02	195	148.20	160.90	10.05	3.93	133.94
Total:	4,380
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values cut at 34.28 g/t Au.

Link to Chart 1: G Zone longitudinal section - http://media3.marketwire.com/docs/Longitudinale_Section_EN.pdf

Project Update
Richmont completed geotechnical, geomechanical and hydrogeological testing on the Property in anticipation of permit application requirements for this project. In addition, the Company completed a 12 km IPower 3D induced polarization survey that identified 2 anomalies which will be drill tested later this year. Furthermore, 3,504 metres of condemnation drilling was also performed to evaluate the areas where surface infrastructure is planned, during which a new gold zone was identified in the central part of the Property. Specifically, hole MO-200-02 returned a value of 6.69 g/t Au over 4.40 metres from 51.9 to 56.3 metres. This zone will be a priority target for the next drilling program.

MORE POSITIVE DRILL RESULTS FROM RICHMONT’S MONIQUE PROJECT

June 22, 2011

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and expects to begin commercial production from its Francoeur Mine in the first quarter of 2012, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Raynald Vincent, Eng., MPM, Chief Exploration Projects, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the ALS Minerals laboratory in Val-d’Or, Quebec, by means of fire assay fusion with atomic absorption or gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com